

May 15, 2026


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AMPHENOL CORPORATION, under the Exchange Act of 1934:

- 3.375% Senior Notes due 2029

- 3.875% Senior Notes due 2034


Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**